Exhibit 12

          		       CAROLINA TELEPHONE AND TELEGRAPH COMPANY
	             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                     			       (In Thousands)


					                                      Three Months Ended
			                                          			March 31,
					                                     ---------------------
	                                    				       (Unaudited)

					                                        1996         1995
                                  					      ----         ----

Net income                               $  30,117    $  21,784

Capitalized interest                          (439)         (54)

Income tax provision                        18,530       13,596
                                   					   -------      -------
Subtotal                                    48,208       35,326

Fixed charges
  Interest charges                           5,729        5,326
  Interest factor of operating rents           607          563
                                   					   -------      -------
Total fixed charges                          6,336        5,889
					                                      -------      -------
Earnings, as adjusted                    $  54,544    $  41,215
				                                       =======      =======
Ratio of earnings to fixed charges            8.61         7.00
                                   					      ====         ====




















NOTE: The above ratios have been computed by dividing fixed charges into the sum of (a) net income less capitalized interest included in income,
       (b) income taxes, and (c) fixed charges. Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses) and the interest component of operating rents.
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